

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Thibaut Mongon
Chief Executive Officer
Kenvue Inc.
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re: Kenvue Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 27, 2022**
> **CIK No.: 0001944048**

Dear Thibaut Mongon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2022 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We acknowledge your revised disclosures in response to our prior comment 3, but reissue to the extent you have not generally revised the summary to balance your numerous statements of leadership and strengths.

2. We acknowledge your revised disclosures in response to our prior comment 4, but reissue to the extent that you continue to state on pages 1, 86 and 110, that you help "consumers across the world live healthier lives every day, from their very first day," without substantiation or introducing these statements as your beliefs.

3.　　We note the revision on page 8 and acknowledge your response to our prior comment 6. Revise this disclosure to clarify your references to "medical and clinical teams," and explain whether the teams and studies you reference are sponsored by you or Johnson & Johnson. For example, revise to clarify what medical conditions were studied by the medical and clinical teams with respect to your Listerine and Baby CottonTouch Wash and Lotion products, or revise the language that implies they studied medical conditions. Clarify what you mean by "*effectively* nourish[ing]" an infant's skin microbiome, and on page 121, explain your statement that you are addressing skin sensitivity with "efficacious" solutions. At the top of page 9, clarify the nature of a "thermocosmetic therapeutic" product. Also to the extent applicable, balance your disclosure regarding these types of products by explaining that your product claims regarding efficacy are not subject to approval by the FDA or similar regulatory authorities.

Risk Factors
Volatility in the cost or availability of raw materials and other inputs for our products. . ., page 31

4.　　We acknowledge your revised disclosures in response to prior comment 13. Please revise the heading of this risk factor to state that inflation has already adversely affected your results of operations. In addition, revise the hypothetical fourth sentence in the second paragraph to explain that in 2021, you were only able to partially offset inflation's effects with price increases.

15. Segments of Business and Geographic Areas, page F-36

5.　　We reference your response to comment 20. It is not clear to us that the guidance included in ASC 280-10-50-11 which provides criteria for an entity to determine its operating segments is relevant for purposes of the requirements to provide entity-wide disclosures about products and services. Please further explain the circumstances underlying your determination of how the breadth of your products are similar and can be combined at the same level as the operating segments for purposes of the entity-wide disclosures required by ASC 280-10-50-40.

General

6.　　We acknowledge your response to our prior comment 21. This Separation is a spinoff of Kenvue from Johnson & Johnson, and, as disclosed on page 52, "Johnson & Johnson has applied to receive a private letter ruling from the IRS substantially to the effect that, among other things, certain steps of the *Separation* together with the Distribution, if pursued, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended (the 'Code')." (emphasis added). Accordingly, please revise to provide the tax opinion and associated disclosure referenced in our prior comment.

Thibaut Mongon
Kenvue Inc.
November 10, 2022
Page 3

You may contact Jenn Do at 202-551-3743 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Michael E. Mariani, Esq.